September 21, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Beliss Corp.

        Registration Statement on Form S-1

        Filed August 4, 2017

        File No. 333-219700

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 31, 2017 to Beliss Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

General:

1. Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. We note that you have nominal assets (consisting only of cash), that you have no revenues to date, and that you appear to have nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout your prospectus, discuss the restrictions imposed on such companies.

Response: The Company believes that its operations are not nominal. As of the date of this response letter, Beliss Corp. has identified three real clients Amit Sankaran, Kunti Jayaraman, and Nanda Mangal.

•     Our first contract is signed with Amit Sankaran for the total amount of $5,000 and we have already completed our service provision to them.

•     The Company generated additional revenues from our second client Kunti Jayaraman in the total amount of $5,000. Currently, the customer relationship is still an ongoing matter.

•     The next contract was signed with Nanda Mangal, our third client, for the total amount of $5,000. The customer has received the Company’s services by the date of this filing.

•     Also, we have already signed an additional contract with our second client Kunti Jayaraman for the total amount of another $5,000. The operations regarding this customer have not yet begun, the income is expected by the end of September.

The Company is in negations with one potential client, named Sackhcham Hegadi, and expects to sing a five-thousand-dollar agreement for SEO services in the nearest future.

To sum up, the Company has signed four contracts with three customers for the total amount of $20,000 during the last few months. To the date, Beliss has received real revenues under these real contracts with real customers.

We have developed our 12-month business plan, registered our webpage www.belisscorp.com, signed a lease agreement for one-year term and we have already paid the rent for six months, and purchased needed equipment for the total of $5,532.40.

Based on the above mentioned, evidently, operations of Beliss Corp. are not nominal and we believe that we have an increasing development tendency, revenues and we consider ourselves a non-shell company within the meaning of Rule 405.

Prospectus Cover Page

2. Please explain your reference to the Nasdaq OMX as an inter-dealer quotation system.

Response: Our reference to the Nasdaq OMX as an inter-dealer quotation system is explained by the following: Beliss refers itself to those companies that are engaged in web technologies and in the event of our success we will potentially can be quoted at Nasdaq OMX in the future.

Prospectus Summary, page 6

Our Business, page 6

3. We note your statement that your chief executive officer and sole director is the only individual performing work for your company. We also note your statement that this individual has limited experience in website design. The areas in which your company plans to operate appear to require technical skill. Disclose if you plan to hire experienced employees or how you otherwise plan to provide the services you list in your prospectus. Summarize this information here and provide a more detailed discussion in your Description of Business section, Risk Factors section and/or Management’s Discussion and Analysis sections as appropriate.

 Response: This business assumes self-development and for the initial work of our Company the director`s experience is enough. We plan to hire experienced specialists when we have appropriate revenues in the future.

4. Describe the status of the services to be provided to the four clients you reference. We note that three of the contracts have completion dates that have now passed. Refer to the comment, above, and disclose how you provided the services.

Response: The information was disclosed.

5. Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and any affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, its sole officer and director, any promoters, and any affiliates of these persons do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Response: While the Company is a development stage company, it is not a blank check company. The Company has revenues, products, arrangement for additional financial, a specific business purpose and has not indicated that it has any plans or intention to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons. Also, our sole officer and director, any promoters, any affiliates of these persons intend for company to be used as a vehicle for a private company to become a reporting company.

The Company has entered a contract with Amit Sankaran, Kunti Jayaraman and Nanda Mangal for providing the Company’s service. In its short period of existence, the Company has generated initial revenues from our Buyers of $5,000, $5,000 and $5,000 accordingly. In addition, we are waiting for payment for order from Kunti Jayaraman of the amount of $5,000. At this stage, we are actively engaged in attracting, as well as searching for new customers for our company.

Although, the Company has limited resources, assets and a going concern paragraph in its auditor’s report, this is a common feature of development stage companies. The Company has, and continues to, explore all avenues to develop its business plan and operation.

Beliss Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

For the reasons stated, the Company is not a blank check company.

Risk Factors, page 11

6. It appears that, in addition to your principal executive office being in India, your sole officer and director is located in India and the company’s assets will be located in India. Please provide a risk factor that discusses the ability of a shareholder to effect service of process, enforce judgments and bring original actions in India against the company and its officer and director.

Response: The risk factor was provided.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses, page 13

7. We note that you reference the NASDAQ Market rules. As it appears unlikely that you will be able to list your shares on the Nasdaq Market, please revise this and other references so as to not suggest that these rules will apply to you or that you will be able to obtain a listing.

Response: We refer the NASDAQ Market rules because our company believes that we will be able to list our shares on the Nasdaq Market in the future. We explain this by the fact that all companies that are currently traded on the Nasdaq started from startups as Beliss Corp.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws to the extent they prohibit trading absent compliance with individual state laws, page 18

8. Discuss the likelihood that your application for listing the Standard and Poor’s Corporate Manual will be approved. Discuss the factors that will be evaluated when your application is reviewed.

Response: The information was revised.

Description of the Business, page 27

Products and Services, page 29

9. Please expand your description of your search engine optimization services to discuss how they will operate, how they will be delivered and how you plan to provide such services in light of your sole officer and director’s limited experience.

Response: Search Engine Optimization is a function which cannot be seen when you open a website. But it affects the success of searching the page you need via using services like Google. We will use methods to make it as much effective as possible. These methods are for example getting page indexed and increasing prominence. The more you put efforts to fill your page with sometimes even invisible keywords, the easier it would be to find your page. It is just small description of what SEO is.

Our sole officer and director does not have a lot of experience. But he has been studying this at university and was included in process of SEO at his previous work. Besides internet technologies keep evolving all the time and you can never be too experienced. Hiring professionals of SEO in future will make that part of work much easier but even now one person like our President can do this work.

10. We note your statement in the second paragraph on page 29 that, “The technical aspect behind SEO service is highly complex, and management will provide a potential investor with a technical specification document outlining the structure of how these services are rendered.” Please clarify whether you are referring to an investor in this offering or are referring to a potential client.

Response:  The information was clarified in our Registration Form S-1.

Management’s Discussion and Analysis or Plan of Operation, page 37

Results for the Period from October 24, 2017 (Inception) through April 30, 2017, page 37

11. To avoid confusion, please correct your header and disclosure in this subsection to include the correct inception date.

Response: The information was corrected.

12. Explain in more detail the general and administration expenses that account for the $814 figure listed in your prospectus.

Response: The information was explained.

13. Describe here the assets that you disclose as having a value of $7,397. We note that on your balance sheet you list this amount as being cash.

Response: The information was described.

Available Information, page 42

14. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Response: Our Company do not plan to file form 8-a and we have only one officer, director and secretary in one person Ajay Rajendran.

Summary of Significant Accounting Policies

Customer Deposit, page F-6

15. Please include a brief description of material terms and conditions for accepting and holding customer deposits including, if applicable, a description of penalties, discounts or interest charges for breaches of terms and conditions.

Response: The information was included.

Exhibits

16. Please file a complete version of your legal opinion from counsel. In addition, clarify why the opinion is provided by Nicholas F. Coscia, Esq. when the disclosure on page 17 and the exhibit index indicate that the opinion is being provided by Kline Law Group, PC.

Response:  The information was clarified.

Very truly yours,

Ajay Rajendran,

President of Beliss Corp.